FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

                    Contact: Dan Suesskind
                                Chief Financial Officer
                                Teva Pharmaceutical Industries Ltd.
                                (011) 972-2-589-2840
                                Bill Fletcher
                                President and CEO
                                Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                                Dorit Meltzer
                                Director, Investor Relations
                                Teva Pharmaceutical Industries Ltd.
                                (011) 972-3-926-7554

TEVA CALLS 0.75% CONVERTIBLE DEBENTURES DUE 2021 FOR REDEMPTION

Jerusalem, Israel, July 30, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that Teva Pharmaceutical Finance N.V. has called for redemption on August 20, 2004 all of its outstanding 0.75% convertible senior debentures due 2021 (CUSIP Nos. 88163X AA 3, 88163X AB 1 and M87684 AA 0). The aggregate principal amount currently outstanding of these debentures is approximately $349 million.

The redemption price is $1,000 per $1,000 principal amount of debentures. On the redemption date, the redemption price, together with accrued and unpaid interest from August 15, 2004 to, but excluding, the redemption date, will become due and payable upon each debenture. The regular semi-annual interest payment amounting to $3.75 per $1,000 in principal amount of debentures will be paid on the interest payment date of August 16, 2004 to holders of record as of August 1, 2004.

As an alternative to redemption, holders may request the conversion of their debentures into Teva's ADRs on or before 5:00 pm, New York City time, on August 18, 2004, at a conversion price of $21.456 per share, approximating 46.607 shares per $1,000 principal amount of debentures.

If all the holders convert their debentures into Teva ADRs, as expected, Teva would issue approximately 16.3 million ADRs.

Dan Suesskind, Chief Financial Officer, said: "The expected conversion will further strengthen our financial position and ratios with a reduction of a portion of our debt and the corresponding increase in shareholders equity, and saving of interest expenses. This conversion would not affect Teva's fully diluted EPS, which has been reported since the third quarter of 2003 when the contingent conversion feature became effective, on the "if converted" basis, where the underlying shares of these converts are added to the total number of issued shares with a corresponding add-back of interest and amortization of issue expenses on these debentures to net income."

Details concerning the terms and conditions of redemption or conversion will be more fully described in a Notice of Redemption that will be provided to registered holders of the debentures by the trustee and conversion agent, The Bank of New York. Holders of debentures who have questions should contact Luis Perez of The Bank of New York at 1-212-815-8387, e-mail: lperez@bankofny.com or Teva's investor relations department at (011) 972-3-926-7554, e-mail: dorit@teva.co.il.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: July 30, 2004